Social Capital Suvretta Holdings Corp. I

2850 W. Horizon Ridge Parkway, Suite 200

Henderson, NV 89052

June 25, 2021

VIA EDGAR AND E-MAIL

Ms. Stacie Gorman

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549-7010

Re:	Social Capital Suvretta Holdings Corp. I
Registration Statement on Form S-1

File No. 333-256723

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Social Capital Suvretta Holdings Corp. I (the “Company”) hereby requests that the effectiveness of the Company’s Registration Statement on Form S-1 (File No. 333-256723) be accelerated by the U.S. Securities and Exchange Commission to 4:00 p.m. Eastern Time on June 29, 2021, or as soon as possible thereafter.

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The Company hereby authorizes Raaj S. Narayan of Wachtell, Lipton, Rosen & Katz to orally modify or withdraw this request for acceleration. Please contact Mr. Narayan at (212) 403-1349 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted.

Very truly yours,

Social Capital Suvretta Holdings Corp. I

By:	/s/ Chamath Palihapitiya
Name:	Chamath Palihapitiya
Title:	Chief Executive Officer

cc:	Wachtell, Lipton, Rosen & Katz
Raaj S. Narayan